[LETTERHEAD OF G&W]

August 4, 2010

VIA EDGAR

Mrs. Beverly A. Singleton

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Correspondence from you dated August 2, 2010 concerning

Genesee & Wyoming Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 26, 2010

File No. 1-31456

and

Definitive 14A

Filed April 16, 2010

File No. 1-31456

Dear Mrs. Singleton:

This letter is in response to your correspondence dated August 2, 2010 concerning the filings listed above for Genesee & Wyoming Inc. In that letter, you asked that we respond to the comments within 10 business days or advise the staff when we will respond. As directed by you and in furtherance of our conversation, we respectfully advise the staff that we will respond to your letter no later than August 30, 2010. Further, as per our discussion, as Genesee & Wyoming Inc.’s Form 10-Q for the quarter ended June 30, 2010 is substantially complete, we will address any comments related to our disclosure in any subsequent filings with the Securities and Exchange Commission, to the extent any changes in disclosure are deemed necessary.

In the meantime, please do not hesitate to contact me. I can be reached at (203) 413-2104.

Sincerely,

/s/ Timothy J. Gallagher
Timothy J. Gallagher
Chief Financial Officer